Ansell Limited A.C.N. 004 085 330 Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia GPO Box 772H, Melbourne, Victoria 3001, Australia Telephone (+61 3) 9270 7270 Facsimile (+61 3)

September 8, 2005

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited
Form 20-F for the Fiscal Year Ended June 30, 2004
File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of September 1, 2005.

I have reviewed your letter with our financial managers in Red Bank, NJ and in Melbourne, Australia, and with our technical advisers at KPMG in Melbourne, Australia. The consensus of opinion is that we will be able to provide you with a properly researched, prepared and reviewed detailed response by Friday, October 7, 2005.

Sincerely,

/s/ Rustom Jilla
Rustom Jilla Chief Financial Officer